UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated March 02, 2018
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes              No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes              No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes              No X
Enclosure: Press release:
ANGLOGOLD ASHANTI COMPLETES SALES OF MOAB KHOTSONG
AND KOPANANG MINES

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)

2 March 2018
NEWS RELEASE
AngloGold Ashanti Completes Sales of Moab Khotsong and Kopanang Mines

(JOHANNESBURG – PRESS RELEASE) – AngloGold Ashanti is pleased to announce that all conditions precedent have been fulfilled with respect to the sale of the Moab Khotsong Mine and related assets and liabilities to Harmony Gold Mining Company Limited, and the separate sale of the Kopanang Mine and related assets and liabilities to Heaven-Sent SA Sunshine
Investment Company Limited as announced on 19 October 2017. Both transactions closed on
February 28, 2018.

Gross cash proceeds from these transactions of ZAR3.574 billion have been received and applied to reduce debt, in line with AngloGold Ashanti’s strategic commitment to continually improve strategic and financial flexibility.
AngloGold Ashanti’s remaining South African assets include the Mponeng underground gold mine, which is currently ramping up production from its Below 120 Level life-extension project, and two surface operations comprising the Mine Waste Solutions tailings dump-retreatment business and the rock dump reclamation and processing business. Together, these South
African operating units will account for about 13% of AngloGold Ashanti’s total annual production.

ENDS

Johannesburg

JSE Sponsor: Deutsche Securities (SA) Proprietary Limited
Financial Adviser: Rand Merchant Bank, a division of FirstRand Bank Limited
Legal Adviser: ENSafrica

CONTACTS
Media
Chris Nthite
+27 11 637 6388/+27 83 301 2481
cnthite@anglogoldashanti.com
Stewart Bailey
+27 81 032 2563 / +27 11 637 6031
sbailey@anglogoldashanti.com
General inquiries
media@anglogoldashanti.com

Investors
Stewart Bailey
+27 81 032 2563 / +27 11 637 6031
sbailey@anglogoldashanti.com
Sabrina Brockman
+1 646 880 4526/ +1 646 379 2555
sbrockman@anglogoldashanti.com
Fundisa Mgidi
+27 11 6376763 / +27 82 821 5322
fmgidi@anglogoldashanti.com

Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                      AngloGold Ashanti Limited
Date: March 02, 2018
By: /s/ M E SANZ PEREZ________
Name:       M E Sanz Perez
Title:
EVP: Group Legal, Commercial & Governance